U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. ~~3~~**4** TO THE APPLICATION FOR AN ORDER UNDER
~~SECTION~~**SECTIONS** 17(d**) and 57(i**) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY ~~SECTION~~**SECTIONS** 17(d**) and 57(a)(4**) AND RULE 17d-1

ALTEGRIS KKR COMMITMENTS MASTER FUND – APPLICANT
ALTEGRIS ADVISORS, L.L.C. – CO-APPLICANT
1200 Prospect Street, Suite 400
La Jolla, CA 92037

STEPSTONE GROUP LP, ~~– –~~ CO-APPLICANT
~~AFFILIATES OF APPLICANT AND CO-APPLICANTS:~~
~~STEPSTONE GROUP EUROPE LLP,~~
STEPSTONE GROUP REAL ASSETS LP,
STEPSTONE GROUP REAL ESTATE LP**,**
CGR/PE, LLC ~~(a 3(c)(7) fund),~~
,
STEPSTONE AMP OPPORTUNITIES FUND, L.P. ~~(a 3(c)(7) fund),~~
~~STEPSTONE ATLANTIC FUND, L.P. – INFRASTRUCTURE SERIES 1 2011 (a 3(c)(7) fund),~~
,
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 1 ~~2014 (a 3(c)(7) fund),~~
2014,
STEPSTONE CAPITAL PARTNERS III, L.P. ~~(a 3(c)(7) fund),~~
,
STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P. ~~(a 3(c)(7) fund),~~
~~STEPSTONE EUROPEAN FUND SICAV-FIS, SCS – STEPSTONE CAPITAL PARTNERS III~~
~~COMPARTMENT (a 3(c)(7) fund)~~
,
SCP III HOLDING SCS,
STEPSTONE FERRO OPPORTUNITIES FUND, L.P. ~~(a 3(c)(7) fund),~~
,
STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P. ~~(a 3(c)(7) fund),~~
,
STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.
~~(a 3(c)(7) fund),~~
,
, STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P. ~~(a 3(c)(7) fund),~~ **,**
STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS, ~~L.P.~~
~~(a 3(c)(7) fund),~~
SCSp,
STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P. ~~(a 3(c)(7) fund),~~
,

STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. ~~(a 3(c)(7) fund)~~,
STEPSTONE KF INFRASTRUCTURE FUND, L.P. ~~(a 3(c)(7) fund), and~~ ,
STEPSTONE KF PRIVATE EQUITY FUND, L.P. ~~(a 3(c)(7) fund)~~

,
STEPSTONE NPS INFRASTRUCTURE FUND, L.P.,
STEPSTONE NPS PRIVATE EQUITY FUND, L.P.,
STEPSTONE Rivas PRIVATE EQUITY FUND, L.P.,
STEPSTONE FSS OPPORTUNITIES FUND, L.P.,
LEXINGTON C/RE, LLC,
STEPSTONE REAL ESTATE PARTNERS III, L.P.,
STEPSTONE AMP (GP), LLC,
STEPSTONE ATLANTIC (GP), L.P.,
STEPSTONE CAPITAL III (GP), LLC,
STEPSTONE EUROPEAN FUND GP S.À R.L.,
STEPSTONE FERRO (GP), LLC,
STEPSTONE K OPPORTUNITIES (GP), LLC,
STEPSTONE SECONDARIES II (GP), LLC,
STEPSTONE SECONDARIES III (GP), S.À R.L.,
STEPSTONE SECONDARIES III (GP), LLC,
STEPSTONE UWF SECONDARIES (GP), L.P.,
STEPSTONE KF (GP), LLC,
STEPSTONE NPS SIERA (GP), LLC,
STEPSTONE NPS PE (GP), LLC,
STEPSTONE RIVAS (GP), LLC,
STEPSTONE FSS (GP), LLC,
and
STEPSTONE REP III (GP), LLC
885 Third Avenue, 17th Floor
New York, NY 10022
212-351-6121

All Communications, ~~Notice~~**Notices** and ~~Order~~**Orders** to:
Jason Ment, Esq.
Partner, General Counsel and Chief Compliance Officer
StepStone Group LP
885 Third Avenue, 17th Floor
New York, NY 10022
212-351-6121

Copies to:
Gregory J. Nowak, Esq.
Pepper Hamilton LLP
3000 Two Logan Square

#24443097 v~~29~~**41**

18th & Arch Streets
Philadelphia, PA 19103
(215) 981-4893

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Altegris KKR Commitments Master Fund, Altegris Advisors, LLC, StepStone Group LP, ~~StepStone Group Europe LLP,~~ StepStone Group Real Assets LP, StepStone Group Real Estate LP, ~~Altegris KKR Commitments Master Fund, Altegris Advisors, L.L.C.,~~ CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., ~~StepStone Atlantic Fund, L.P. – Infrastructure Series 1 2011,~~ StepStone Atlantic Fund, L.P. – Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., ~~StepStone European Fund SICAV-FIS, SCS – StepStone Capital Partners III Compartment~~ **SCP III Holding SCS**, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., ~~StepStone UWF Secondary Opportunities Fund, L.P., StepStone Secondary Opportunities Fund, III, L.P.,~~ StepStone Secondary Opportunities Fund III Offshore Holdings, **SCSp, StepStone Secondary Opportunities Fund, III, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone KF Infrastructure Fund,** L.P., StepStone KF Private Equity Fund, L.P., ~~and~~ StepStone ~~KF~~**NPS** Infrastructure Fund, L.P.**, StepStone NPS Private Equity Fund, L.P., StepStone Rivas Private Equity Fund, L.P., StepStone FSS Opportunities Fund, L.P., Lexington C/RE, LLC, StepStone Real Estate Partners III, L.P., StepStone AMP (GP), LLC, StepStone Atlantic (GP), L.P., StepStone Capital III (GP), LLC, StepStone European Fund GP S.à r.l., StepStone Ferro**

AMENDMENT NO. ~~3~~**4** TO THE APPLICATION FOR AN ORDER UNDER ~~SECTION~~**SECTIONS** 17(d**) and 57(i**) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY ~~SECTION~~**SECTIONS** 17(d) AND **57(a)(4) and** RULE 17d-1 **thereunder**

(GP), LLC, StepStone K Opportunities (GP), LLC, StepStone Secondaries II (GP), LLC, StepStone Secondaries III (GP), S.à r.l., StepStone Secondaries III (GP), LLC, StepStone UWF Secondaries (GP), L.P., StepStone KF (GP), LLC, StepStone NPS Siera (GP), LLC, StepStone NPS PE (GP), LLC, StepStone Rivas (GP), LLC, StepStone FSS (GP), LLC, and StepStone REP III (GP), LLC

Investment Company Act File No.: 812-114410

I.   Nature of Request and Description of Applicants:

The following entities hereby request an Order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***Commission***" or the "***SEC***") under ~~Section~~**Sections** 17**(d) and 57(i)** of the Investment Company Act of 1940, as amended (the "***1940 Act***"),**[1]** and ~~rule~~**Rule** 17d-1 ~~under the Act to permit~~**thereunder permitting** certain joint transactions that otherwise may be prohibited by ~~Section 17~~**Sections 17(d) and 57(a)(4)** and Rule 17d-1 ~~under the Act~~:

- ~~1.~~ **Altegris KKR Commitments Master Fund** ~~is a closed-end registered investment company~~ (the "***Altegris Investment Company***" or "***Company***" or "***Master Fund***") ~~registered as such under the Act. That registration is presently effective. The Company is the Master Fund in a master-feeder structure. The Feeder Fund in this structure is known as the "Altegris KKR Commitments Fund" (the "Feeder Fund") and invests substantially all of its assets into the Company. The Feeder Fund is intended to be the investment vehicle into the Master Fund for brokerage account investors; the shares of the Feeder Fund are sold subject to a sales load and bear certain servicing costs. The Master Fund is intended for investment by advisory accounts; the shares of the Master fund do not bear a sales load. Investors may only purchase shares in the Master Fund through Altegris Investments, L.L.C. (the "Distributor") or through a registered investment adviser (an "RIA") that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a "wrap" fee, asset allocation or other managed asset program sponsored by such RIA. Any such RIA may impose additional eligibility requirements for investors who purchase Shares of the Master Fund through such RIA.~~

- ~~2.~~ **Altegris Advisors, L.L.C.** ~~is an SEC registered investment adviser ("Altegris Advisors") and is the investment adviser of the Company~~**"*Altegris Advisors*" means Altegris Advisors, L.L.C., or any future investment adviser that (i) controls, is**

---

[1] **Unless otherwise indicated, all Section and Rule references herein are to the 1940 Act and rules promulgated thereunder.**

controlled by or is under common control with Altegris Advisors, L.L.C. (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("*Advisers Act*"), and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity (as defined below).

- 3. StepStone Group LP is an SEC registered investment adviser ("*StepStone Group*") and is the subadviser of the Company. "*StepStone Group*" means StepStone Group LP, or its affiliated investment advisers set forth below (referred to collectively as the "*StepStone Affiliated Advisers*")(the StepStone Affiliated Advisers together with the Altegris Advisors, are referred to collectively as the "*Advisors*"), or any future investment adviser that (i) controls, is controlled by or is under common control with StepStone Group (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

    a. StepStone Group Real Assets LP,
    b. StepStone Group Real Estate LP,
    c. StepStone AMP (GP), LLC,
    d. StepStone Atlantic (GP), L.P.,
    e. StepStone Capital III (GP), LLC,
    f. StepStone European Fund GP S.à r.l.,
    g. StepStone Ferro (GP), LLC,
    h. StepStone K Opportunities (GP), LLC,
    i. StepStone Secondaries II (GP), LLC,
    j. StepStone Secondaries III (GP), S.à r.l.,
    k. StepStone Secondaries III (GP), LLC,
    l. StepStone UWF Secondaries (GP), L.P.,
    m. StepStone KF (GP), LLC,
    n. StepStone NPS Siera (GP), LLC,
    o. StepStone NPS PE (GP), LLC,
    p. StepStone Rivas (GP), LLC,
    q. StepStone FSS (GP), LLC,
    r. StepStone REP III (GP), LLC.

- The investment funds and other entities set forth below, each of which is an entity whose investment adviser is a StepStone Affiliated Adviser and that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the "*Existing Affiliated Investors*" and, together with the Company and the Advisors, the "*Applicants*")(each entity is described more fully below under the heading: "*I. General Description of the Applicants, D. Existing Affiliated Investors of StepStone*").

    a. CGR/PE, LLC (a 3(c)(7) fund),
    b. STEPSTONE AMP OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),
    c. STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 1 2014 (a 3(c)(7) fund),
    d. STEPSTONE CAPITAL PARTNERS III, L.P. (a 3(c)(7) fund),

e. STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),
f. SCP III Holding SCS, (a 3(c)(7) fund),
g. STEPSTONE FERRO OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),
h. STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund),
i. STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),
j. STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund),
k. STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS, SCSp (a 3(c)(7) fund),
l. STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P. (a 3(c)(7) fund),
m. STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),
n. STEPSTONE KF INFRASTRUCTURE FUND, L.P. (a 3(c)(7) fund),
o. STEPSTONE KF PRIVATE EQUITY FUND, L.P. (a 3(c)(7) fund),
p. STEPSTONE NPS INFRASTRUCTURE FUND, L.P. (a 3(c)(7) fund),
q. STEPSTONE NPS PRIVATE EQUITY FUND, L.P. (a 3(c)(7) fund),
r. STEPSTONE Rivas PRIVATE EQUITY FUND, L.P. (a 3(c)(7) fund),
s. STEPSTONE FSS OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),
t. LEXINGTON C/RE, LLC (a 3(c)(7) fund), and
u. STEPSTONE REAL ESTATE PARTNERS III, L.P. (a 3(c)(7) fund).

The relief requested in this application for an Order (the "*Application*") would allow one or more Regulated Entities[2] and/or one or more Affiliated Investors[3] to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the "*Co-Investment Program*"). For purposes of this Application, a "*Co-Investment Transaction*" shall mean any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or

---

[2] *Regulated Entity*" means the Company and any Future Regulated Entity. "*Future Regulated Entity*" means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC, (b) whose investment adviser is Altegris Advisors and (c) whose investment subadviser is a StepStone Affiliated Adviser. Section 2(a)(48) defines a "*BDC*" to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3] "*Affiliated Investor*" means (a) the Existing Affiliated Investors and (b) any Future Affiliated Investor. "*Future Affiliated Investor*" means any entity (a) whose investment adviser is a StepStone Affiliated Adviser and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

#24443097 v2941

more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order and a "*Potential Co-Investment Transaction*" shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Investors without obtaining and relying on the Order.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.[4] A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by its parent Regulated Entity for purposes of Rule 17d-1 and Section 57(a)(4). Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors or trustees (the "*Board*")[5] of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Regulated Entity's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity's place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Regulated Entity's Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

---

[4] "*Wholly-Owned Investment Subsidiary*" means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the "*SBA Act*"), as a small business investment company (an "*SBIC*"), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity's participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.

All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity's Objectives and Strategies. A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

[5] The term "Board" refers to the board of trustees of the Company and the board of directors or trustees of any other Regulated Entity, as the context may require.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.[6]

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

I.   General Description of Applicants

A.   The Company

The Company was organized under Delaware law as a statutory trust on April 22, 2014, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. The Company's principal place of business is 1200 Prospect Street, Suite 400, La Jolla, CA 92037. The Company seeks long-term capital appreciation and intends to allocate at least 80% of the Company's assets to private equity-type investments sponsored or advised by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, "*KKR*"), including primary offerings and secondary acquisitions of interests in alternative investment funds that pursue private equity strategies and co-investment opportunities in operating companies presented by such KKR investment funds. The Altegris Investment Company may at any time determine to allocate its assets to investments not sponsored, issued by or otherwise linked to, KKR, or its affiliates and to strategies and asset classes not representative of private equity.

The Company has a five (5) member Board, which currently consists of four (4) persons who are not "interested persons" of the Company within the meaning of Section 2(a)(19) of the Act (collectively, the "Independent Trustees").

No Independent Trustee of a Regulated Entity will have a financial interest in any Co-Investment Transaction or Potential Co-Investment Transaction.

B.   Altegris Advisors, L.L.C.

Altegris Advisors, L.L.C. serves as the investment adviser of the Company and either it or another Altegris Advisor will serve as the investment adviser to any Future Regulated Entities. Altegris Advisors, L.L.C. was formed under Delaware law as a limited liability company on February 26, 2010, and is registered with the Commission as an investment adviser under the Advisers Act.

---

[6] *See, e.g., Massachusetts Mutual Life Insurance Company* **(pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).**

C.   StepStone Affiliated Advisers

StepStone Group serves as the sub-adviser to the Company and either it or another StepStone Affiliated Adviser will serve as the sub-adviser to any Future Regulated Entities. StepStone Group is a Delaware limited partnership formed on January 3, 2007, and is registered with the Commission as an investment adviser under the Advisers Act. StepStone Group or a StepStone Affiliated Adviser serves as the investment adviser to each Existing Affiliated Investor.

4.   StepStone Group ~~Europe LLP, StepStone Group Real Assets LP~~Real Assets LP, a Delaware limited partnership, and StepStone Group Real Estate LP, a Delaware limited partnership, are affiliates of StepStone Group and are StepStone ~~Advisers (as defined below in Paragraph 8).~~ Affiliated Advisers. StepStone Group Real Assets LP and StepStone Group Real Estate LP are registered as investment advisers under the Advisers Act. There are a number of other entities that are each relying advisers of StepStone Group listed above and also below in the descriptions of the Existing Affiliated Investors and they are also StepStone Affiliated Advisers.

~~5.   StepStone Group and/or the various StepStone Advisers currently also serve as general partner and/or investment adviser to existing unregistered pools that are not registered or required to be registered as investment companies in reliance on section 3(c)(1) or 3(c)(7) of the Act or by virtue of not having investors who are U.S. Persons ("*Unregistered Pool*" or, collectively, as the "*Unregistered Pools*").~~

~~6.   From time to time, StepStone Group and/or one or more of the StepStone Advisers may manage other new Unregistered Pools that also are expected neither to register nor to be required to register as investment companies in reliance on applicable exemptions and exclusions under the Act. The Unregistered Pools described above (and in the following paragraphs), along with those that are newly formed by StepStone Group and/or a StepStone Adviser, from time to time after the date hereof, are referred to collectively as "*Affiliated Investor Pools*."~~

~~7.   All Affiliated Investor Pools (specifically including special purpose vehicle and private funds with a single investor) are parties to this Application. It is intended that the relief requested will apply to future Unregistered Pools as they are formed and during their operation.~~

-10-

8. StepStone Group and any other existing or future advisory entity affiliated with the StepStone Group (the existing and future advisory and general partner entities that are affiliated with the StepStone Group are referred to collectively as the "*StepStone Advisers*") that serves as: (A) general partner, managing member or agent, other primary source of investment transactions, or in a similar capacity, or (B) investment adviser, for any Affiliated Investor Pool affiliated with the StepStone Group, are also intended to be covered by the requested Order.

9. Finally, StepStone Group and Altegris Advisors may create other funds that are registered under the Act and where Altegris Advisors is the advisor and StepStone Group is the subadviser. These proposed registered funds are referred to as "*Funds*" and it is intended that the Funds are to be covered by the requested Order.

Altegris Advisors and the StepStone Affiliated Advisers are not affiliated persons (as defined in the 1940 Act).

D.   Existing Affiliated Investors of StepStone Group

10. CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. – Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. – Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone European Fund SICAV-FIS, SCS – StepStone Capital Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings, L.P., StepStone Secondary Opportunities Fund III, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone KF Private Equity Fund, L.P. and StepStone KF Infrastructure Fund, L.P.: each**Each Existing Affiliated Investor (of StepStone Group)** is an existing private investment company and **each** is an existing Unregistered Pool**Existing Affiliated Investor** and is an Applicant for this order. These Unregistered Pools**Existing Affiliated Investors** are described more fully below:

a.   **CGR/PE, LLC** is a Delaware limited liability company that is not registered or required to be registered as**would be** an investment company in reliance on**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption

-11-

from registration under the Securities Act pursuant to Regulation D ~~under the Securities Act~~. StepStone Group is the manager of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

b.   **StepStone AMP Opportunities Fund, L.P.** is a Delaware limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. **StepStone AMP (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

c.   **StepStone Atlantic Fund, L.P.** **- Private Markets Series 1 2014** is a Delaware series limited partnership~~, of which **Infrastructure Series 1 2011** and **Private Markets Series 1 2014** are two distinct series. Each is not registered or required to be registered as~~ **that would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of ~~each series~~**this entity** qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. **StepStone Atlantic (GP), L.P.**, a StepStone **Affiliated** Adviser, is the general partner of ~~these existing Unregistered Pools~~**this Existing Affiliated Investor** and is responsible for management of ~~their respective portfolios. Infrastructure Series 1 2011~~**its portfolio. This Existing Affiliated Investor** seeks to invest in private ~~infrastructure~~**equity** investments by making primary commitments to third party managed private ~~infrastructure~~**equity** funds, acquiring interests in third party managed private ~~infrastructure~~**equity** funds in the secondary market and co-investing in transactions alongside third party managed private ~~infrastructure funds. Private Markets Series 1 2014 seeks to invest in private equity and infrastructure investments by making primary commitments to third party managed private equity and infrastructure funds, acquiring interests in third party managed private equity and infrastructure funds in the secondary market and co-investing in transactions alongside third party managed private equity and infrastructure~~**equity** funds.

d.   **StepStone Capital Partners III, L.P.** is a Delaware limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. **StepStone Capital III (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

#24443097 v~~29~~**41**

e.   **StepStone Capital Partners III Offshore Holdings, L.P.** is a ~~Cayman Islands exempted~~**Delaware** limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity ~~in the US to US Persons~~ qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. **StepStone Capital III (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

f.   ~~**StepStone European Fund SICAV-FIS, SCS – StepStone Capital Partners III Compartment**~~**SCP III Holding SCS** is a Luxembourg société en commandite simple that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of ~~this~~**the feeder fund** entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.~~-~~ **StepStone** ~~**K Opportunities (GP), LLC**~~**European Fund GP S.à r.l.**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

g.   **StepStone Ferro Opportunities Fund, L.P.** is a Cayman Islands exempted limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. **StepStone Ferro (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

h.   **StepStone K Strategic Opportunities Fund II, L.P.** is a Cayman Islands exempted limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. **StepStone K Opportunities (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

i.   **StepStone Secondary Opportunities Fund II Offshore Holdings, L.P.** is a Cayman Islands exempted limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation ~~D~~**S** under the Securities Act.

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#24443097 v~~29~~**41**

StepStone Secondaries II (GP), LLC, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by making primary commitments to third party managed private equity funds~~,~~ **and** acquiring interests in third party managed private equity funds in the secondary ~~market and co-investing in transactions alongside third party managed private equity funds~~**markets**.

~~j.   StepStone Secondary Opportunities Fund III Offshore Holdings, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. StepStone Secondaries III (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio. This Pool seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.~~

j.   ~~k.~~ **StepStone Secondary Opportunities Fund II, L.P.** is a Delaware limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. **StepStone Secondaries II (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by making primary commitments to third party managed private equity funds~~,~~ **and** acquiring interests in third party managed private equity funds in the secondary market ~~and co-investing in transactions alongside third party managed private equity funds~~.

k.   StepStone Secondary Opportunities Fund III Offshore Holdings, SCSp is a Luxembourg société en commandite spécial that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. StepStone Secondaries III (GP), S.à r.l., a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio. This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds and acquiring interests in third party managed (and StepStone Affiliated Advisers managed) private equity funds in the secondary market.

l.   **StepStone Secondary Opportunities Fund III, L.P.** is a Delaware limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. **StepStone Secondaries III (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is

responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by making primary commitments to third party managed private equity funds~~,~~ **and** acquiring interests in third party managed private equity funds in the secondary market ~~and co-investing in transactions alongside third party managed private equity funds~~.

          m.   **StepStone UWF Secondary Opportunities Fund, L.P.** is a Delaware limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on~~**but for** section 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. **StepStone UWF Secondaries (GP), L.P.**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for management of its portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market.

          n.   StepStone KF Infrastructure Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. StepStone KF (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio. This Existing Affiliated Investor seeks to invest in infrastructure investments by co-investing in transactions alongside third party managed infrastructure funds.

          o.   ~~n.~~**StepStone KF Private Equity Fund, L.P.** is a Cayman Island **exempted** limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on Section~~**but for section** 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation ~~D~~**S** under the Securities Act. **StepStone KF (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for the management of the portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

          p.   ~~o.~~**StepStone ~~KF~~NPS Infrastructure Fund, L.P**. is a Cayman Island **exempted** limited partnership that ~~is not registered or required to be registered as~~**would be** an investment company ~~in reliance on Section~~**but for section** 3(c)(7) of the **1940** Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation ~~D~~**S** under the Securities Act. **StepStone ~~KF~~NPS Siera (GP), LLC**, a StepStone **Affiliated** Adviser, is the general partner of this ~~existing Unregistered Pool~~**Existing Affiliated Investor** and is responsible for the management of the portfolio. This ~~Unregistered Pool~~**Existing Affiliated Investor** seeks to invest in infrastructure investments by co-investing in transactions alongside third party managed infrastructure funds.

-15-

~~**II. Filing Dates**: The application was filed on December 31, 2014, and amended on May 21, 2015, August 6, 2015 and October 6, 2015.~~

~~**III. Applicants' Representations:**~~

q. StepStone NPS Private Equity Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. StepStone NPS PE (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio. This Existing Affiliated Investor seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

r. StepStone Rivas Private Equity Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. StepStone Rivas (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio. This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds and co-investing in transactions alongside third party managed private equity funds.

s. StepStone FSS Opportunities Fund, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. StepStone FSS (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio. This Existing Affiliated Investor seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

t. Lexington C/RE, LLC is a Delaware limited liability company that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. StepStone Group Real Estate LP is the manager of this Existing Affiliated Investor and is responsible for management of its portfolio. This Existing Affiliated Investor seeks to invest in real estate investments by making primary commitments to third party managed real estate funds, acquiring interests in third party managed real estate funds and co-investing in transactions alongside third party managed real estate funds.

u. StepStone Real Estate Partners III, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. StepStone REP III (GP), LLC is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio. This Existing Affiliated Investor seeks to invest in real estate investments by acquiring interests in third party managed real estate funds and co-investing in transactions alongside third party managed real estate funds.

The investment adviser for the Existing Affiliated Investors noted at subparagraphs n, p and u above is StepStone Group Real Estate LP. The investment adviser for all of the other Existing Affiliated Investors listed above is StepStone Group LP.

II. RELIEF FOR PROPOSED CO-INVESTMENTS

A. Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1. ~~The Altegris Investment Company seeks long-term capital appreciation and intends to allocate at least 80% of the Altegris Investment Company's assets to private equity investments of any type, sponsored or advised by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, "*KKR*"), including primary offerings and secondary acquisitions of interests in alternative investment funds that pursue private equity strategies ("*Investment Funds*"), and co-investment opportunities in operating companies presented by such KKR Investment Funds ("*Co-Investment Opportunities*"). The Altegris Investment Company may at any time determine to allocate its assets to investments not sponsored, issued by or otherwise linked to, KKR, or its affiliates and to strategies and asset classes not representative of private equity.~~ **Mechanics of the Co-Investment Program**

2. ~~A majority of the Board of Trustees of the Altegris Investment Company (the "*Altegris Board*") currently consists of persons who are not "interested persons" within the meaning of Section 2(a)(19) of the Act (collectively, the "*Independent Trustees of the Altegris Board*").~~ **As previously described, Altegris Advisors, LLC serves as the Company's investment adviser and either it or another Altegris Advisor will serve in the same capacity to any Future Regulated Entity, and StepStone Group serves as the Company's sub-adviser and either it or another StepStone Affiliated Adviser will serve in the same capacity to any Future Regulated Entity. In these roles, Altegris Advisors, LLC is responsible for the overall management of the Company's activities, and StepStone Group is responsible for the day-to-day management of the Company's investment portfolio, in each case consistent with their fiduciary duties. Altegris Advisors, LLC provides investment advisory services under an investment advisory agreement with the Company (as amended from time to time). The StepStone Group provides investment advisory services under an investment sub-advisory agreement by and among the Company, Altegris Advisors, LLC and the StepStone Group (as amended from time to time). The investment process is a collaborative effort between the Advisors. Importantly, the relationship between the Advisors is arm's length, and the subadvisory agreement may be terminated by the Board, Altegris Advisors, LLC, StepStone Group, or the Company's Shareholders, on 60 days' prior written notice.**

3.   A majority of the Altegris Board will comply at all times with fund governance standards as set forth in Rule 0-1(a)(7) under the Act, such that a majority of the Altegris Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed with the discretion of the then existing Independent Trustees of the Altegris Board.

4.   No Independent Trustee of the Altegris Board will have a financial interest in any Joint Investment (as defined below in Paragraph 10).

5.   StepStone Group client account fees are generally negotiated on a client-by-client or fund-by-fund basis and are generally payable quarterly in advance or as otherwise negotiated. StepStone Group generally charges clients a management fee quarterly based on an annual rate tied to the capital commitments of the client to the account during an investment period and thereafter on net invested capital. In certain instances, the management fee may be based on funded capital rather than committed capital during the investment period and the management fee after the investment period may be charged on the fair market value of the investments or based on committed capital, albeit at a lower percentage than that charged during the investment period when the management fee is based on committed capital after the investment period. Management fees are generally payable quarterly in advance and are debited by StepStone Group. Any partial periods are generally prorated for the number of days of service provided. Some accounts also involve performance based compensation.

StepStone Group has established an investment committee that must approve each portfolio investment of a Regulated Entity. The investment committee will meet regularly to discuss potential investments and review the Regulated Entity's portfolios. In all events, StepStone Group will consult its investment committee before recommending Follow-On Investments.

Although a StepStone Affiliated Adviser will identify and recommend investments for each Regulated Entity, prior to any investment by the Regulated Entity, the StepStone Affiliated Advisers will present each proposed investment to the relevant Altegris

Advisor which has the authority to approve or reject all investments proposed for the Regulated Entity by a StepStone Affiliated Adviser. Through this authority to approve or reject any investment proposed by the StepStone Affiliated Adviser, the applicable Altegris Advisor will have ultimate authority with respect to each Regulated Entity's investments, subject in each case to the oversight of the relevant Board. The Altegris Advisors will not source any Potential Co-Investment Transactions under the requested Order.

6. Applicants anticipate that StepStone Group or another of the StepStone**StepStone Affiliated** Advisers will periodically determine that certain investments StepStone Group recommends for ~~the Company~~**a Regulated Entity** would also be appropriate investments for one or more **other Regulated Entities and/or one or more** Affiliated ~~Investor Pools ("~~**Investors as** Potential Co-Investment Transactions~~")~~.[7] Such a determination may result in ~~the Company, on one hand,~~**one or more Regulated Entities** and **/or** one or more ~~of the Affiliated Investor Pools, on the other hand,~~ **Affiliated Investors** co-investing in certain ~~investment opportunities. When considering~~**Potential Co-Investment Transactions in reliance on the Order. Following issuance of the requested Order, in such cases, the Advisors to all such Regulated Entities will be notified of such** Potential Co-Investment Transactions ~~for the Company, each of StepStone Group and Altegris Advisors~~**, and such investment opportunities may result in Co-Investment Transactions. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.**

For each such investment opportunity, the Advisors to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for ~~the Company~~**such Regulated Entity** taking into consideration the ~~Company~~**Regulated Entity**'s Objectives and Strategies ~~(as defined below, see footnote 3).~~.[8] **If the Advisors to a Regulated Entity determine that the opportunity is appropriate for the Regulated Entity (and the applicable Altegris Advisor approves the investment for such Regulated Entity), and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Advisors will present the investment opportunity to the trustees or directors of a Regulated Entity eligible to vote under Section 57(o) of the 1940 Act (the "*Eligible Trustees*") prior to the actual investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required**

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[7] **Applicants' requested Order would enable the Company, other Regulated Entities and various Affiliated Investors to (a) invest jointly among themselves and/or with one or more of the Affiliated Investors in private placement transactions in which StepStone Group, a StepStone Affiliated Adviser or Altegris Advisors negotiates (i) price and (ii) terms in addition to price ("*Covered Private Placements*"); and (b) make Follow-On Investments, as defined below, in Covered Private Placements of such issuers, in accordance with the Conditions set forth herein..**

[8] **"*Objectives and Strategies*" means the Company's and each Regulated Entity's investment objectives and strategies, as described in the Company's and each other Regulated Entity's respective registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity's reports to shareholders.**

majority of the Eligible Trustees of such Regulated Entity within the meaning of Section 57(o) of the 1940 Act("*Required Majority*").[9]

StepStone Group's investment committee approves client allocations based on StepStone Group's allocation policy through which StepStone Group will carry out its obligation under condition 1 (set out below) to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity. In the case of a Potential Co-Investment Transaction, the applicable StepStone Affiliated Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a). We note that each StepStone Affiliated Adviser has developed a robust allocation process as part of its overall compliance policies and procedures. Each StepStone Affiliated Adviser's allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each client of a StepStone Affiliated Adviser may not participate in each investment opportunity because, for example, the client's allocation would be less than its minimum investment size, over time each such client would participate in investment opportunities fairly and equitably.

~~7.   StepStone Group~~**Once the applicable StepStone Affiliated Adviser determined a proposed allocation for a Regulated Entity, such StepStone Affiliated Adviser** would notify **the applicable** Altegris ~~Advisors~~**Advisor** of the Potential Co-Investment Transaction and **the** StepStone ~~Group~~**Affiliated Adviser**'s recommended allocation ~~of the investment to the Company any other Funds and the Affiliated Investment Pools. Altegris Advisors~~**for such Regulated Entity. The applicable Altegris Advisor** would review **the** StepStone ~~Group~~**Affiliated Adviser**'s recommendation for the ~~Company~~**Regulated Entity** and would have the ability to ask questions of **the** StepStone ~~Group~~**Affiliated Adviser** and request additional information from **the** StepStone ~~Group~~**Affiliated Adviser**. If Altegris Advisors approved the investment for the ~~Company~~**Regulated Entity**, the investment and all relevant allocation information would then be presented to the ~~Company~~**Regulated Entity**'s Board for its approval in accordance with the conditions of this Application. ~~A Potential Co-Investment Transaction will be consummated only upon approval by a Required Majority of the Eligible Trustees (both as defined below) of the Company.~~

Applicants believe the investment **review** process **that will unfold** between **the** StepStone ~~Group~~**Affiliated Advisers** and Altegris Advisors~~,~~ prior to seeking approval from the ~~Company's Board~~**Regulated Entity's Board followed by the review and approval of the Regulated Entity's Board itself**, is significant and provides for additional procedures and processes to ensure that ~~the Company~~**each Regulated Entity** is being treated fairly in respect of Potential Co-~~investment~~**Investment** Transactions. **These procedures are in addition to, and not instead of, the procedures required under the conditions.**

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[9] **With respect to any closed-end fund that is a Regulated Entity but that is not a BDC, all investment decisions will be made by the Eligible Trustees as if such Regulated Entity had made an election to be regulated as a BDC pursuant to Section 54 *et seq.* of the 1940 Act. As defined in Section 57(o), "*Required Majority*" means "both a majority of a business development company's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company."**

8.   In accordance with the StepStone Group's With respect to Affiliated Investors that are relying on the Order, all StepStone Affiliated Advisers are subject to the same robust allocation process. As a result, all Potential Co-Investment Transactions that are presented to any StepStone Affiliated Adviser would also be presented to each StepStone Affiliated Adviser sub-advising a Regulated Entity which, as required by condition 1, would make an independent determination with Altegris Advisors of the appropriateness of the investments for each Regulated Entity. Therefore, we believe these allocation policies and procedures, Potential Co-investment Transactions will be offered to, and allocated among, the Company, the Funds and Affiliated Investor Pools, based on each client's particular investment objective and strategies will ensure the Applicants' ability to comply with the conditions with respect to Affiliated Investors for which a StepStone Affiliated Adviser serves as investment adviser.

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with such Regulated Entity's then current Objectives and Strategies, but (2) were not made available to such Regulated Entity. This record will include a further explanation of why such investment opportunities were not offered to the Regulated Entity. Presently, StepStone Group's allocation procedures prohibit the Company from participating in Potential Co-Investment Transactions. As a result, StepStone Group's allocation process records investments in which the Company would have been able to invest but for them not having been granted exemptive relief. If the relief sought by this Application is granted, StepStone Group will amend its allocation procedures to allow any Regulated Entity to invest in Potential Co-Investment Transactions in accordance with the conditions hereof. StepStone Group's allocation process is capable of tracking all of the information required by condition 4, which will be presented to Altegris Advisors and the applicable Regulated Entity's Board as described herein.

With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) each Regulated Entity's Board has approved that Regulated Entity's participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity's Eligible Trustees. A Regulated Entity's Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Trustees.

Each Regulated Entity's investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any Affiliated Investor.

If an Advisor or its principals or any person controlling, controlled by, or under common control with the Advisor or its principals, and any Affiliated Investor (collectively, the "*Holders*") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

9.   Applicants[1] ~~requested Order would enable the Company, other Funds and various Affiliated Investor Pools to (a) invest jointly among themselves and/or with one or more of the Unregistered Pools in private placement transactions in which StepStone Group, a StepStone Adviser or Altegris Advisors negotiates price~~ and ~~terms in addition to price ("*Covered Private Placements*"); and (b) make follow-on investments in Covered Private Placements of such issuers, including, but not limited to, through the exercise of warrants, conversion privileges, and other rights associated with Covered Private Placements ("*Follow-On Investments*").~~ **believe that this condition will ensure that the Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of the Advisor or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly. The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.**

2.   Reasons for Co-Investing

It is expected that co-investment in Covered Private Placements and portfolio investments by a Regulated Entity, one or more other Regulated Entities, and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity. The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio investments. A closed-end fund or BDC that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity's inability to commit the full amount of financing required.

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[1] ~~All entities that currently intend to rely on the requested Order are named as Applicants. All other existing or future entities that will rely on the requested Order will comply with the terms and conditions of this application (the "*Application*").~~

In view of the foregoing, in cases where the StepStone Affiliated Adviser identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles in order to secure the investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entity. Indeed, a Regulated Entity's inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity's shareholders. For example, a Regulated Entity may lose some investment opportunities if the Advisors cannot provide "one-stop" financing to a potential portfolio investment. Portfolio investments may reject an offer of funding arranged by the Advisors due to a Regulated Entity's inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). Similar dynamics can be present in secondary acquisitions and primary fund commitments. By reducing the number of occasions on which each Regulated Entity's individual or aggregate investment limits require the Advisors to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities. With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.

10. Any investment opportunity described in clauses (a) or (b) above in Paragraph 9 in which the Company and/or a Fund could not participate together with one or more Affiliated Investor Pools without obtaining and relying on an Order of the sort requested hereby is referred to as a "*Potential Joint Investment*." Any investment opportunity described in clauses (a) or (b) of Paragraph 9 in which the Company participated together with one or more Funds and/or Affiliated Investor Pools in reliance on the proposed Order is referred to as a "*Joint Investment*."[2]

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[2] Applicants make reference to *Van Eck Funds*, SEC request and order (pub. avail. November 23, 2012) ("*Van Eck Funds*") for the propositions set forth in this request. The *Van Eck Funds* request and order discusses and builds upon the *Massachusetts Mutual Life Insurance Company*, SEC no-action letter (pub. avail. June 7, 2000, updated on July 28, 2000) ("*MassMutual*"). In *MassMutual*, the Staff of the Commission provided no-action assurances that would permit the aggregation of orders by registered investment companies and affiliated private accounts for the purchase or sale of securities issued in private placement transactions for which no term other than price is negotiated ("*Non-Negotiated Private Placements*"). Applicants intend to rely on *MassMutual*, consistent with the Van Eck Funds exemptive order, to aggregate orders among the Company, the Funds and Affiliated Investors for the purchase or sale of Non-Negotiated Private Placements. The Applicants are requesting this exemptive order consistent, with the *Van Eck Funds* exemptive order, to allow negotiation of terms in addition to price. Accordingly, as used in this

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11. The Company and each Fund and Affiliated Investor Pool may invest its Total Available Capital (as such term is defined herein) in Covered Private Placements, subject to the limitations described below.[3] As used in this Application, the term "***Total Available Capital***" means, with respect to the Company, a fund and each Affiliated Investor Pool, the total assets of such investor plus all amounts readily available for investment by means of the exercise of rights, if any, of an Affiliated Investor Pool to make a capital call on investors. An Affiliated Investor Pool's Total Available Capital may be adjusted from time to time to account for, among other things, investment strategies, any applicable concentration limits (legal, business or otherwise), time remaining in an Affiliated Investor Pool's term of existence and/or investment period, or other applicable investment criteria.

The Advisors and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities

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Application, the terms "Covered Private Placement," "Follow-On Investment" and "Joint Investment" shall not include any Non-Negotiated Private Placement.

Applicants make further reference to the *HMS Income Fund, Inc., et al* order dated March 18, 2014 which addresses potential joint transactions where one of the parties was a business development company that had elected that status under the 1940 Act. None of Applicants has such an election in place, and so while the Business Development Company ("**BDC**") related orders and no-action letters are useful tools for analytical purposes, they are not directly applicable to the facts at hand and they represent more persuasive authority than direct precedent.

Applicants make further reference to *Corporate Capital Trust, Inc., et al* Notice of Application and Order dated April 25, 2013 ("***CCT Order***"). In the *CCT Order*, also where the primary movant was a business development company, the Commission granted an order to the BDC allowing it to enter into joint transactions to co-invest with certain affiliated investment funds and accounts in portfolio companies, where terms in addition to price were to be negotiated. This Application has been modeled after the *CCT Order* application and the representations and undertakings contained herein have been adopted, modified as necessary to reflect the different corporate entity names and the fact that none of the Applicants here is a BDC. The legal analysis and arguments presented in the *CCT Order* are persuasive, and we believe dispositive of the issues presented under Section 17(d) and Rule 17d-1 in the context of Joint Investments.

[3] The Company and each new registered fund has or will have investment objectives and strategies, as described in each fund's registration statement on Form N-1A or N-2, other filings the fund has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, as amended, and the funds' reports to shareholders (collectively, "***Objectives and Strategies***") consistent with the investment in private funds in which a Joint Investment is sought.

and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity's Objectives and Strategies. If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement. This will place the Regulated Entities at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entity and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio investments, all of which should create enhanced value for the Regulated Entity and its shareholders.

12.   As noted above, StepStone Group is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"). StepStone Europe is an investment adviser registered with the Financial Conduct Authority of the United Kingdom and acts as an adviser to StepStone Group with respect to investments made in Europe by any client of the StepStone Group. StepStone Group and StepStone Europe share personnel, including investment personnel. Common investment personnel are assigned to investment management teams that are responsible for managing accounts, including funds and Unregistered Pools, or particular transactions, each in their corresponding areas of expertise. In managing the Unregistered Pools, the StepStone Group and/or a StepStone Adviser may from time

~~to time identify opportunities to participate in Covered Private Placements that would be attractive to the Company and/or one or more of the Funds and Affiliated Investor Pools. It is anticipated that the StepStone Adviser that manages a given Unregistered Pool may identify such investment opportunities in Covered Private Placements that may be attractive to the Company and certain of the Funds and other Affiliated Investor Pools~~**The Advisors and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to exercise greater influence on the portfolio investments in which the Regulated Entities and the Affiliated Investors co-invest**.

B. Applicable Law

1. ~~13. The StepStone Group or StepStone Adviser may recommend that the Company and one or more Fund(s) invest in the same Covered Private Placements as one or more of the Unregistered Pools. However, such Potential Joint Investments by Affiliated Investor Pools with the Company and/or Funds may be prohibited pursuant to~~ Section 17(d) of the **1940** Act and Rule 17d-1 thereunder~~, in the absence of the Order requested.~~.

~~**IV. Applicants' Legal Analysis:**~~

~~1. Rule 17d-1 under the Act permits the Commission to authorize joint transactions~~**Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order** upon application.

In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-~~l~~**1**(b) to consider whether the participation of a registered ~~or~~**investment**

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company or a controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the **1940** Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.~~ Applicants believe that the activities proposed in this Application with respect to the Joint Investments satisfy the standards for authorizing joint transactions under Rule 17d-1 for the reasons stated below.~~

~~2. Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act, or a company controlled by such a company, from engaging as principals in any joint transactions in which such registered company, or a company controlled by such a company, is a participant, in contravention of rules adopted by the Commission. The Commission has adopted Rule 17d-1, which generally prohibits such transactions in the absence of an order from the Commission, and provides exceptions for certain classes of transactions. Rule 17d-1 defines a "joint enterprise or other joint arrangement or profit sharing plan" to include "any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking…" in which a registered fund, on the one hand, and a first-tier or second-tier affiliated person of the registered fund, on the other hand, have "a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…" (a "***Prohibited Transaction***").~~

~~3.~~ Section 2(a)(3)(E) of the **1940** Act provides that an "affiliated person" of another person includes any investment adviser of such other person if such other person is an investment company. ~~Section~~**Sections** 2(a)(3)(C) ~~of the Act provides that~~**and (D) define** an "affiliated person" of another person ~~includes "…~~**as: (C)** any person directly or indirectly controlling, controlled by, or under common control with, such other person**; (D) any officer, director, partner, copartner, or employee of such other person**.~~"~~ Section 2(a)(9) ~~of the Act~~ defines **"**control**"** as ~~"~~the power to exercise a controlling influence over the management or policies of a company~~…"~~**, unless such power is solely the result of an official position with**

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such company. The 1940 Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

4. The Company is advised by Altegris Advisors and sub-advised by StepStone Group. The existing Unregistered Pools are sponsored and/or managed by StepStone Group or one or more StepStone Advisers. StepStone Group, as the investment sub-adviser of the Company and the adviser to existing Unregistered Pools, is an affiliated person of the Company within the meaning of Section 2(a)(3)(E) of the Act. The StepStone Advisers also could be deemed to be affiliated persons of the Company and/or any Funds and/or Unregistered Pools under Section 2(a)(3)(C) to the extent the StepStone Advisers are deemed to control the Funds and/or Unregistered Pools because of the affiliation between StepStone Group and the StepStone Advisers. Accordingly, the Company, the Funds and/or the Unregistered Pools could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of the StepStone Advisers (or the common control of a person or group of persons who control the StepStone Advisers) and, therefore, indirectly control the Company, Funds and the Unregistered Pools. The Company and Funds also could be affiliated persons of one another to the extent that they are deemed under common control as a result of having common officers, trustees, and investments advisers. Assuming that the Company, the Funds and the Unregistered Pools are first tier or second tier affiliated persons of one another, the

Commission could take the position that the Potential Joint Investments constitute Prohibited Transactions under Section 17(d) and Rule 17d-1.

5. Congress enacted Section 17(d) to ensure "fair" dealing and no "overreaching" in connection with joint transactions involving a registered investment company and its affiliated persons. *See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency*, 76th Cong., 3d Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of SEC rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to be "fair and [does] not involve overreaching").

6. The Commission has further pointed out that, taken together, Section 17(d) and Rule 17d-1 are "designed to regulate certain situations where persons making the investment decisions for the registered or controlled company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons." *See Investment Company Act Release No. 5128* (Oct. 13, 1967) (proposing amendments to Rule 17d-1). Because Rule 17d-1 broadly defines a "joint enterprise or other joint arrangement or profit sharing plan" to include any "written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person…have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…", the Commission's Division of Investment Management has acknowledged that there is "considerable uncertainty about the scope of Section 17(d) and Rule 17d-1." See *The Chase Manhattan Bank* (pub. avail. July 24, 2001).

7.   As a result of this uncertainty, investment advisers of registered investment companies, which are affiliated persons of the registered investment companies that they manage, have sought guidance as to whether Section 17(d) and Rule 17d-1 would prohibit them from aggregating orders for the purchase or sale of securities for a registered investment company with orders for other clients (including other investment companies). The Staff of the Commission previously has stated its position that the "mere aggregation" of client orders would not constitute a Prohibited Transaction under Section 17(d) and Rule 17d-1, provided that the registered fund participated on terms no less advantageous than those of any other participant. See *SMC Capital* (pub. avail. September 5, 1995) ("*SMC*") and *Pretzel & Stouffer* (pub. avail. December 1, 1995). In *SMC*, the Staff of the Commission noted that, because the request for no-action relief did "not request relief with respect to the aggregation of orders involving privately placed securities...we express no opinion with respect to the aggregation of such securities."

8.   In *MassMutual* (*see* footnote 2 above), the Staff of the Commission took a no-action position with respect to the aggregation of orders on behalf of registered investment companies and affiliated private accounts for the purchase and sale of Non-Negotiated Private Placements. As noted above, Applicants intend to rely on *MassMutual* to aggregate orders for the Company's Funds and the Affiliated Investor Pools for the purchase or sale of Non-Negotiated Private Placements.

9.   In *VanEck* (*see* footnotes above), the Commission granted exemption relief allowing transactions that involved the negotiation of terms in addition to price for the purchase and sale of private placements by registered funds and private pools and accounts managed by the same persons. We believe *Van Eck* to be the seminal authority in a line of Orders (that include the

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CCT Order), and to be dispositive of the issues presented here and support the issuance of the requested Order.

10. Applicants are requesting that the Commission issue an Order permitting the aggregation of purchase and sale orders for Covered Private Placements, of which price and terms other than price may be negotiated, among the Company, the Funds and the Affiliated Investor Pools. Applicants believe that allowing such Joint Investments in Covered Private Placements, as contemplated herein, would allow the Company (and the Funds to be formed) to participate in attractive investments that otherwise may not be permissible to the Company simply because another Fund or an Unregistered Pool is contemplating making the same investment. The Applicants believe that it is in the best interests of the Company and the Funds to be able to participate in Joint Investments with each other and with the Affiliated Investor Pools

2. Section 57 of the 1940 Act and Rule 57b-1 thereunder

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such

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person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

C.   Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Entity. Each Regulated Entity may be deemed to be an "affiliated person" of each other Regulated Entity within the meaning of Section 2(a)(3) of the 1940 Act. Each Affiliated Investor may be deemed to be an "affiliated person" of each Regulated Entity within the meaning of Section 2(a)(3) of the 1940 Act. They are affiliated through a common adviser and are under common control within the meaning of Section 2(a)(3)(C) of the 1940 Act. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser.[10] Thus, a StepStone Affiliated Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because the StepStone Affiliated Advisers are "affiliated persons" of other StepStone Affiliated Advisers, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D.   Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d), 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

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[10] Note that the Company is not a BDC.

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E.   Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.[11]   Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. Applicants further submit that the involvement of a sub-adviser does not raise any legal or policy concerns that are different from those considered in the precedent applications because the sub-advisory agreement requires StepStone Affiliated Advisers to present each proposed investment by a Regulated Entity to Altegris Advisors which has ultimate authority with respect to the Regulated Entity's investments. Applicants also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.

F.   Applicants' Legal Arguments

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

11.   Applicants submit that the Conditions set forth in this Application would ensure that the conflicts of interest that Section 17(d) and Rule 17d-1 were designed to prevent would not be present or would be resolved in a manner fair to the Company, the Funds and the Affiliated Investor Pools, and none of the Company or the Funds would participate in any Joint Investment in a Covered Private Placement on terms less advantageous than any of the Unregistered Pools or other Affiliated Investor Pools, nor would StepStone Group nor any StepStone Adviser favor any participant in such a Joint Investment over any other participant. Accordingly, Applicants submit that there is no basis on which to conclude that any Joint Investment made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a closed-end fund (or BDC) is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon

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[11] *See, e.g., Garrison Capital Inc., et al.* (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); *Monroe Capital Corporation, et al.,* (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); *Corporate Capital Trust Inc., et al.,* (File No. 812-13844), Release No. IC-30494 (April 25, 2013).

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applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the **1940** Act ~~or would be, with respect to the Company or a Fund,~~**and the extent to which such participation is** on a basis different from or less advantageous than that of ~~the~~ other participants.

~~12. To allow for an independent review of co-investment activities, Condition 4, below, states that the Board of the Altegris Investment Company will receive, on a quarterly basis, a record of all investments made by Affiliated Investor Pools during the preceding quarter that: (1) were consistent with the Company's then current Objectives and Strategies, but (2) were not made available to the Company. This record will include an explanation of why such investment opportunities were not offered to the Company. Presently, StepStone Group's allocation policies prohibit the Company from participating in Potential Co-Investment Transactions. As a result, StepStone Group's allocation system reports investments in which the Company would have been able to invest but for it not having been granted the requested relief. If the requested relief is granted, StepStone Group will amend its allocation procedures to allow the Company to invest in Potential Co-Investment Transactions in accordance with the conditions below. Applicants represent that StepStone Group's allocation process is capable of tracking all of the information required to be delivered to the Board by Condition 4 (as described below), which will be presented to Altegris Advisors and the Company's Board on a regular basis as described in Condition 4.~~

~~13. The Commission previously has issued orders granting relief similar to that requested in this Application. *See Special Value Opportunities Fund, LLC, et al.*, Investment Company Act Release Nos. 27287 (April 18, 2006) (notice) and 27316 (May 9, 2006) (order) ("*Special Value*"); *H&Q Healthcare Investors, et al.*, Investment Company Act Release Nos. 28426 (Sept. 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); *Ridgewood Capital Energy Growth, LLC, et al.*, Investment Company Act Release Nos. 28931 (Sept. 25, 2009) (notice) and~~

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28982 (Oct. 21, 2009) (order); *Medley Capital Corporation, et al.*, Investment Company Act Release Nos. 29968 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order); and *Gladstone Capital Corporation, et al.*, Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order), *Van Eck Funds* Release Nos. 30252 (notice) and 30279 (November 29, 2012) (order). Therefore, this request for an Order is consistent with past practice of the Commission and such an order would continue the policies of the Commission on behalf of these Applicants.

14. This Application requests relief with respect to Covered Private Placements to be purchased by the Altegris Investment Company where the parties will negotiate price, and terms other than price, and where Funds and Affiliated Investor Pools may co-invest. As noted above, Applicants will continue to rely on *MassMutual* with respect to Joint Investments in Non-Negotiated Private Placements. Applicants believe that it is in the best interests of the Company and the Funds and consistent with the purposes of the Act to be able to co-invest with each other and the Affiliated Investors in such Covered Private Placements. Applicants believe that the conditions set forth below in this Application (the "***Conditions***"), which are based upon relevant conditions set forth in previous applications granted by the Commission, in particular the *CCT Order*, will ensure the protection of the Company's and Funds' investors and compliance with the purposes and policies of the Act with respect to each Joint Investment.

15. This Application seeks relief on a prospective basis to:

a. avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each Joint Investment that arises in the future;

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b. enable the Company, the Funds and the Affiliated Investor Pools to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications;

c. enable the Company, the Funds and the Affiliated Investor Pools to avoid the significant legal and other expenses that would be incurred in preparing such individual applications; and

d. avoid situations where otherwise attractive opportunities to co-invest in Covered Private Placements would not be made available to the Company, the Funds and/or the Affiliated Investor Pools because the StepStone Group, a StepStone Adviser, or Altegris Advisors in its role as the manager of the Altegris Investment Company, determined that a term other than price would require negotiation.

16. The requested relief will provide several benefits to shareholders of and investors in the Company and the Funds. The Company and the Funds will be able to participate in a larger number and greater variety of transactions. The Company and the Funds would not be limited in their ability to participate in attractive and appropriate investment opportunities.

17. In addition, when engaging in Joint Investments, the Company, the Funds and the Affiliated Investor Pools, as a group, will have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than the Company, any Fund or Affiliated Investor Pool could obtain on its own, and increase their bargaining power to negotiate more favorable terms.

18. The Applicants' Conditions set forth below in this Application ensure that the Joint Investments are consistent with the protection of the Company's and each Fund's investors and with the purposes intended by the policy and provisions of the Act. The protections

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offered by the Conditions would ensure that the Company, all Funds and applicable Affiliated Investor Pools participating in a Joint Investment will invest contemporaneously for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant.

a. In addition, each decision by the Company or a Fund to participate in a Joint Investment will need to be approved by the Independent Trustees of the Altegris Board, none of whom is an "interested person" within the meaning of Section 2(a)(19) of the Act, to ensure that the terms of the Joint Investment are fair and reasonable, do not involve overreaching and are consistent with the Objectives and Strategies of the Company set forth in filings with the Commission. The Conditions also ensure that the StepStone Group and the Company and the Funds will obtain and retain the required records in connection with all Joint Investments. This protective provision is substantially the same as the protective provision outlined in the *HMS Income Fund, Inc. Order* and the *CCT Order*.

b. Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the StepStone Group will present each Potential Joint Investment and the proposed allocation to the Independent Trustees of the Altegris Board who are eligible to vote ("***Eligible Trustees***"), and a majority of the Eligible Trustees will be required to approve each Joint Investment prior to any investment by the participating Fund ("***Required Majority***"). With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company, each Fund and Unregistered Pool in such disposition is proportionate to its outstanding investments in the issuer

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immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Altegris Board has approved that Company's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. If the Altegris Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Company's Eligible Trustees. The board of the Company or of any Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

c.   Applicants believe that participation by the Company, the Funds and the Affiliated Investor Pools in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the Act. Such participation will not be made on a basis different from or less **advantageous** than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching, and promotes fairness.

d.   The Independent Trustees of the Altegris Board have reviewed the original application, have discussed these matters among themselves, with their independent counsel and with representatives of Altegris Advisors, the Company and the StepStone Group. The Independent Trustees of the Altegris Board met on September 12, 2014, and authorized the filing of the original application and any amendments thereto. Note also that the inclusion of Altegris Advisors in this Application effectively limits the applicability of this Order to just the Altegris Investment Company and any other Fund (i.e., registered investment companies) to be established that Altegris Advisors may manage with a StepStone affiliate as the sub-adviser.

~~19.   Based upon the foregoing, Applicants believe that the Company's or the Funds' participation in a Joint Investment will be consistent with the provisions, policies and purposes of the Act and that none of the Company, any Fund or any Affiliated Investor Pool will participate on a basis different from or less advantageous than the Company, the Affiliated Investor Pools or any other Fund.~~

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisors would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Regulated Entity will also be attractive investment opportunities for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise. For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by a StepStone Affiliated Adviser to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's

available capital[12] for investment in the asset class being allocated, up to the amount proposed to be invested by each. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including Altegris Advisors or StepStone Affiliated Advisers. Applicants submit that each Regulated Entity's participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

III.   ~~V.~~   Applicants' Conditions:

Applicants agree that any Order **granting the requested relief** will be subject to the following Conditions:

1.   Each time ~~the StepStone Group or~~ a StepStone **Affiliated** Adviser considers a Potential ~~Joint~~ **Co-**Investment **Transaction** for an Affiliated Investor ~~Pool~~ or another ~~Fund~~**Regulated Entity** that falls within a ~~Fund's~~**Regulated Entity's then current** Objectives and Strategies, the ~~StepStone Group and StepStone Adviser involved~~**Advisors to the Regulated Entity** will make an independent determination of the appropriateness of the investment for ~~each potential participant (including the Altegris Investment Company)~~**the Regulated Entity** in light of the ~~each potential participant~~**Regulated Entity**'s then-current circumstances.

---

[12] **"Available capital" means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.**

2.

a. If the ~~StepStone Group deems a Fund's~~**Advisors to a Regulated Entity deem** participation in any Potential ~~Joint~~ **Co-**Investment ~~also~~**Transaction** to be appropriate for the ~~Altegris Investment Company, it~~**Regulated Entity, the Advisors** will then determine an appropriate level of investment for ~~the Altegris Investment Company~~**such Regulated Entity**.

b. If the aggregate amount recommended by the ~~StepStone Group and StepStone Advisers~~**Advisors to a Regulated Entity** to be invested **by the Regulated Entity** in the Potential ~~Joint Investment by the Company, the Funds and the~~**Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and** Affiliated ~~Investor Pools~~**Investors**, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount ~~proposed to be invested by each party~~**of the investment opportunity** will be allocated among ~~them~~**the Regulated Entities and such Affiliated Investors,** pro rata based on each ~~party's Total Available Capital~~**participant's available capital for investment in the asset class being allocated**, up to the amount proposed to be invested by each. The ~~StepStone Group~~**Advisors to each participating Regulated Entity** will provide the Eligible Trustees **of each participating Regulated Entity** with information concerning each ~~participating~~ party's ~~Total Available Capital~~**available capital** to assist the Eligible Trustees with their review of the ~~Altegris Investment Company~~**Regulated Entity**'s investments for compliance with these allocation procedures.

c. After making the determinations required in Conditions 1 and 2(a) **above**, the ~~StepStone Group~~**Advisors to the Regulated Entity** will distribute written information concerning the Potential ~~Joint~~ **Co-**Investment ~~(~~**Transaction,** including the amount proposed to be invested by ~~the Company,~~ each ~~Fund~~**Regulated Entity** and any Affiliated Investor ~~Pools)~~**,** to the Eligible Trustees **of each participating Regulated Entity** for their consideration. ~~The Company, and/or a Fund~~**A Regulated Entity** will co-invest with ~~another Fund~~ **one or more other Regulated Entities and/**or an Affiliated Investor ~~Pool~~ only if, prior to ~~participating~~**the Regulated Entities' and the Affiliated Investors' participation** in the Potential ~~Joint~~ **Co-**Investment **Transaction**, a Required Majority concludes that:

i. the terms of the ~~transaction~~**Potential Co-Investment Transaction**, including the consideration to be paid, are reasonable and fair to the ~~Altegris Investment Company~~**Regulated Entity** and its shareholders and do not involve overreaching in respect of the ~~Altegris Investment Company~~**Regulated Entity** or its shareholders on the part of any person concerned;

ii. the ~~transaction~~**Potential Co-Investment Transaction** is consistent with:

(A) ~~1)~~ the interests of the **Regulated Entity's** shareholders ~~of the Altegris Investment Company~~; and

(B) ~~2)~~ the ~~Altegris Investment Company~~**Regulated Entity**'s then-current Objectives and Strategies;

iii.   the investment by **any** other ~~Funds~~**Regulated Entity** or **an** Affiliated Investor ~~Pools~~ would not disadvantage the ~~Altegris Investment Company~~**Regulated Entity**, and participation by the ~~Altegris Investment Company~~**Regulated Entity** would not be on a basis different from or less advantageous than that of **any** other ~~Funds~~**Regulated Entity** or Affiliated Investor ~~Pools~~; provided**,** that if ~~any other Fund~~**another Regulated Entity** or Affiliated Investor ~~Pool~~**,** but not the ~~Altegris Investment Company~~**Regulated Entity** itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer**,** or any similar right to participate in the governance or management of the portfolio company, such event ~~will~~**shall** not be interpreted to prohibit ~~the~~**a** Required Majority from reaching the conclusions required by this ~~Condition (~~**condition** 2~~)~~(c)(iii), if:

(A)   the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; **and**

(B)   the ~~StepStone Group agrees~~**Advisors to the Regulated Entity agree** to, and ~~does~~**do**, provide~~,~~ periodic reports to the ~~Altegris Investment Company~~**Regulated Entity**'s Board with respect to the actions of ~~the~~**such** director or the information received by ~~the~~**such** board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any **other Regulated Entity or any** Affiliated Investor ~~Pool or any Fund~~ or any affiliated person of any **other Regulated Entity or an** Affiliated Investor ~~Pool or Fund~~ receives in connection with the right of ~~the Fund,~~**one or more Regulated Entities or** Affiliated ~~Investor Pool or the Altegris Investment Company~~**Investors** to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated ~~Investor Pools~~**Investors** (who may, in turn, share their portion with their affiliated persons) and ~~the~~**any** participating ~~Funds and the Company~~**Regulated Entity** in accordance with the amount of each party's investment; and

iv.   the proposed investment by the ~~Altegris Investment Company~~**Regulated Entity** will not benefit the ~~StepStone group, a StepStone Adviser~~**Advisors**, any other ~~Funds,~~**Regulated Entity or** the Affiliated ~~Investor Pools~~**Investors** or any affiliated person of any of them (other than the parties to the ~~Joint~~ **Co-**Investment **Transaction**), except (A) to the extent permitted by ~~Condition~~**condition** 13, (B) to the extent permitted ~~by Section~~**under Sections** 17(e**) and 57(k**) of the **1940** Act, ~~(C~~**as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D**) indirectly, as a result of an interest in the securities issued by one of the parties to the ~~Joint Investment, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C)~~**Co-Investment Transaction**.

3.   ~~The Company and each Fund and Affiliated Investor Pool has~~**Each Regulated Entity will have** the right to decline to participate in any Potential ~~Joint~~ **Co-**Investment **Transaction** or to invest less than the amount proposed.

4.   The ~~StepStone Group~~**Advisors** will present to the ~~board of the Company and/or such Fund~~**Board of each Regulated Entity,** on a quarterly basis, a record of all investments in Potential ~~Joint Investments~~**Co-Investment Transactions** made by any of the other

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~~Funds or~~**Regulated Entities or any of the** Affiliated ~~Investor Pools~~**Investors** during the preceding quarter that fell within the ~~Altegris Investment Company~~**Regulated Entity**'s then-current Objectives and Strategies that were not made available to the ~~Altegris Investment Company~~**Regulated Entity**, and an explanation of why the investment opportunities were not offered to the ~~Altegris Investment Company~~**Regulated Entity**. All information presented to the ~~Altegris~~ Board pursuant to this ~~Condition~~**condition** will be kept for the life of the ~~Altegris Investment Company~~**Regulated Entity** and at least two years thereafter, and will be subject to examination by the Commission and its ~~Staff~~**staff**.

5.	Except for Follow-On Investments made in accordance with Condition ~~8, neither the Company nor a Fund~~**8,[13] a Regulated Entity** will **not** invest in reliance on the Order in any ~~Covered Private Placement~~**issuer** in which another ~~Fund~~**Regulated Entity** or an Affiliated Investor ~~Pool~~ or any affiliated person of ~~such Fund~~**another Regulated Entity** or Affiliated Investor ~~Pool~~ is an existing investor.

6.	~~Neither the Company nor a Fund~~**A Regulated Entity** will **not** participate in any Potential ~~Joint~~ **Co-**Investment **Transaction** unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for ~~the Company and~~ each participating ~~Fund~~**Regulated Entity** and Affiliated Investor ~~Pool~~. The grant to ~~an~~**one or more Regulated Entities or** Affiliated ~~Investor Pool or another Fund~~**Investors**, but not the ~~Altegris Investment Company~~**Regulated Entity itself**, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.

a.	If ~~the Company or~~ any **Regulated Entity or** Affiliated Investor ~~Pool or Fund~~ elects to sell, exchange or otherwise dispose of an interest in a security that was acquired ~~in a Joint Investment, the StepStone Group and applicable StepStone Adviser will:~~

i.	**by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Advisors will: (i)** notify ~~Company, each Fund and each Affiliated Investor Pool~~**each Regulated Entity** that participated in the ~~Joint Investment~~**Co-Investment Transaction** of the proposed disposition at the earliest practical time; and

---

[13] **This exception applies only to follow on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.**

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ii. **(ii)** formulate a recommendation as to participation by each **Regulated Entity** in the disposition.

b. Each ~~of the Company, each Fund and each Affiliated Investor Pool~~**Regulated Entity** will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the ~~Company, the~~ Affiliated ~~Investor Pools~~**Investors** and any other ~~Fund~~**Regulated Entity**.

~~c.~~ ~~The Company, any Fund and any Affiliated Investor Pool may participate in such disposition without obtaining prior approval of the Required Majority if:~~

~~i.~~ ~~the proposed participation of the Company and each Fund and Affiliated Investor Pool in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition;~~

~~ii.~~ ~~the Altegris Board has approved as being in the best interests of the Altegris Investment Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and~~

c. ~~iii. the Altegris~~**A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity's Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity's** Board ~~and the board of each Fund~~ is provided on a quarterly basis with a list of all dispositions made in accordance with this ~~Condition~~**condition**. In all other cases, the ~~StepStone Group~~**Advisors** will provide ~~its~~**their** written recommendation as to the ~~Altegris Investment Company~~**Regulated Entity**'s participation to the Eligible Trustees, and the ~~Altegris Investment Company~~**Regulated Entity** will participate in such disposition solely to the extent that a Required Majority determines that it is in the ~~Altegris Investment Company~~**Regulated Entity**'s best interests.

d. ~~The Company,~~**Each Regulated Entity and** each Affiliated Investor ~~Pool and each Fund~~ will bear its own expenses in connection with ~~any such~~**the** disposition.

8.

a. If ~~the Company,~~ any **Regulated Entity or** Affiliated Investor ~~Pool or Fund~~ desires to make a **"**Follow-On Investment**" (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of**

the issuer) in a portfolio company whose securities were acquired ~~in a Joint Investment, the StepStone Group or StepStone Adviser, as applicable, will:~~**by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the Advisors will: (i) notify each Regulated Entity of the proposed transaction at the earliest practical time; and (ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.**

~~i.   notify the Company and each Fund and Affiliated Investor Pool that participated in the Joint Investment of the proposed transaction at the earliest practical time; and~~

~~ii.   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each.~~

b.   ~~The Company, and any or all Funds and Affiliated Investor Pools~~**A Regulated Entity** may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of ~~the Company and~~ each ~~Fund~~**Regulated Entity** and **each** Affiliated Investor ~~Pool~~ in such investment is proportionate to its outstanding investments in the issuer immediately preceding the ~~Follow-On Investment~~**follow-on investment**; and (ii) the ~~Altegris~~**Regulated Entity's** Board has approved as being in the best interests of ~~the Altegris Investment Company~~**such Regulated Entity** the ability to participate in ~~Follow-On Investments~~**follow-on investments** on a pro rata basis (as described in greater detail in this Application).~~ ~~ In all other cases, the ~~StepStone Group~~**Advisors** will provide ~~its~~**their** written recommendation as to ~~the Altegris Investment Company~~**such Regulated Entity**'s participation to the Eligible Trustees, and the ~~Altegris Investment Company~~**Regulated Entity** will participate in such ~~Follow-On Investment~~**follow-on investment** solely to the extent that ~~a~~**the** Required Majority determines that it is in ~~the Altegris Investment Company~~**such Regulated Entity**'s best interests.

c.   If, with respect to any ~~Follow-On Investment:~~

~~i.~~ **follow-on investment: (i)** the amount of ~~the opportunity~~**a follow-on investment** is not based on the ~~Altegris Investment Company's and other Fund's~~**Regulated Entities'** and the Affiliated ~~Investor Pools~~**Investors**' outstanding investments immediately preceding the ~~Follow-On Investment~~**follow-on investment**; and

~~ii.~~ **(ii)** the aggregate amount recommended by the ~~StepStone Group~~**Advisors** to be invested by the ~~Altegris Investment Company in the Follow-On Investment~~**Regulated Entity in the follow-on investment**, together with the amount proposed to

be invested by ~~any~~**the** other ~~Fund~~**participating Regulated Entities** and the Affiliated ~~Investor Pool~~**Investors** in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each ~~party's Total Available Capital~~**participant's available capital for investment in the asset class being allocated**, up to the amount proposed to be invested by each.

d. The acquisition of ~~Follow-On Investments~~**follow-on investments** as permitted by this ~~Condition~~**condition** will be considered a ~~Joint~~ **Co-**Investment **Transaction** for all purposes and **be** subject to the other ~~Conditions~~**conditions** set forth in ~~this~~**the** Application.

9. The ~~independent trustees~~**Independent Trustees** of each ~~Fund~~**Regulated Entity** will be provided quarterly for review all information concerning Potential ~~Joint Investments and Joint Investments~~**Co-Investment Transactions and Co-Investment Transactions**, including investments made by other ~~Funds~~**Regulated Entities** or Affiliated ~~Investor Pools that the Altegris Investment Company~~**Investors that a Regulated Entity** considered but declined to participate in, so that the Independent Trustees ~~of each Fund~~ may determine whether all investments made during the preceding quarter, including those investments ~~that the Altegris Investment Company~~**which the Regulated Entity** considered but declined to participate in, comply with the conditions of the Order. In addition, the ~~independent trustees of the Company~~ **Independent Trustees** will consider at least annually the continued appropriateness for ~~the Altegris Investment Company~~**such Regulated Entity** of participating in new and existing ~~Joint Investments~~**Co-Investment Transactions**.

10. ~~The Company, each Fund and each Affiliated Investor Pool~~**Each Regulated Entity** will maintain the records ~~setting forth a description of such transaction, its trustees' findings, the information or materials on which their findings were based, and the basis therefor. These records will be available for such times and in such form as required by Section 31~~**required by Section 57**(~~a) of the Act~~**f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f)**.

11. No ~~independent trustee~~**Independent Trustee** of ~~the Company or a Fund~~**a Regulated Entity** will also be a **trustee,** director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the **1940** Act)~~,~~ of any ~~of the~~ Affiliated Investor ~~Pools~~.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a ~~Joint~~ **Co-**Investment **Transaction** (including, without limitation, the expenses of the distribution of any such securities registered for sale under the ~~Securities~~**1933** Act) ~~will~~**shall**, to the extent not payable by the ~~StepStone Group or a StepStone Adviser under its investment~~**Advisors under their respective** advisory agreements with the ~~Company, the Funds~~**Regulated Entities** and the Affiliated ~~Investor Pools~~**Investors**, be shared by the ~~Company,~~

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~~the Funds~~**Regulated Entities** and the Affiliated ~~Investor Pools~~**Investors** in proportion to the relative amounts of the securities held or ~~being~~**to be** acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding ~~broker~~**brokers**'~~s~~ fees contemplated by Section 17(e) **or 57(k)** of the **1940** Act~~)~~**, as applicable)**[14] received in connection with a ~~Joint~~ **Co-**Investment **Transaction** will be distributed to the ~~Company, the~~ participating ~~Funds~~**Regulated Entities** and Affiliated ~~Investor Pools~~**Investors** on a pro rata basis based on the ~~amounts~~**amount** they invested or committed, as the case may be, in such ~~Joint~~ **Co-**Investment **Transaction**. If any transaction fee is to be held by ~~the StepStone Group or a StepStone Adviser~~**an Advisor** pending consummation of the transaction, the fee will be deposited into an account maintained by the ~~StepStone Group or StepStone Adviser~~**Advisor** at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the **1940** Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the ~~Company, the Funds~~**participating Regulated Entities** and Affiliated ~~Investor Pools~~**Investors** based on the ~~amounts~~**amount** they invest in ~~such Joint~~ **the Co-**Investment **Transaction**. None of the **other Regulated Entities,** Affiliated ~~Investor Pools, the StepStone Group, the StepStone Advisers~~**Investors, the Advisors** nor any affiliated person ~~(as defined in the Act)~~ of the ~~Company~~**Regulated Entities** or the ~~Funds~~**Affiliated Investors** will receive additional compensation or remuneration of any kind as a result of or in connection with a ~~Joint~~ **Co-**Investment **Transaction** (other than (a) in the case of the ~~Company, the Funds~~**Regulated Entities** and the Affiliated ~~Investor Pools~~**Investors**, the pro rata transaction fees described above and fees or other compensation described in ~~Condition~~**condition** 2(c)(iii)(~~C~~**c**) and (b) in the case of the ~~StepStone Group and the StepStone Advisers~~**Advisors**, investment advisory fees paid in accordance with the **Regulated Entities' and the Affiliated Investors' investment advisory** agreements ~~between the StepStone Group and/ StepStone Adviser, the Company, and/or the Funds and/or the Affiliated Investor Pools~~).

14. The ~~StepStone Group and StepStone Advisers and Altegris~~ Advisors **to the Regulated Entities and Affiliated Investors** will ~~each~~ maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that ~~Altegris~~**each of the** Advisors **to each Regulated Entity** will be notified of all Potential Co-Investment Transactions that fall within ~~the Company~~**a Regulated Entity**'s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15. If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

---

[14]. Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

IV. ~~VI.~~ Procedural Matters

A. Communications

Pursuant to Rule 0-2(f) under the Act Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Jason Ment, Esq.
Partner, General Counsel and CCO
StepStone Group LP
885 Third Avenue, 17th Floor
New York, NY 10022
212-351-6121

~~With copies~~**Please address any questions, and a copy of any communications, concerning this Application and the Notice and Order** to:

Gregory J. Nowak, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th & Arch Street
Philadelphia, PA 19103
(215) 981-4893

B. Authorizations

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Jason Ment, Esq. is authorized to sign and file this document on behalf of each Applicant (in his capacity as a Partner, General Counsel and CCO of StepStone Group, LP and/or as an authorized person of each Applicant). The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1 and Exhibit A-2 of this Application.

At a meeting held on September 12, 2014, the Boards of Trustees of Altegris KKR Commitments Master Fund unanimously adopted the following resolution authorizing the filing of this Application on behalf of Altegris KKR Commitments Master Fund, which resolution remains in full force and effect:

VOTED: That the officers of Altegris KKR Commitments Master Fund (the "Trust") be, and each hereby is, on behalf of the Trust, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Altegris Investment Company to (i) invest in private placement securities jointly

with other ~~Unregistered Pools~~**unregistered investment funds** managed by StepStone Group, LP and/or its affiliates, (ii) make follow-on investments in private placement securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities purchased pursuant to (i) and (ii) above.

<u>V.</u>   ~~VII.~~   <u>Request for Relief</u>

For the foregoing reasons, Applicants request that the Commission issue an order under Rule 17d-1 of the Act granting the relief sought by this Amended and Restated Application. Applicants submit that the relief is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Amended   and   Restated   Application   Dated: ~~October   2,   2015~~**April   29,   2016**

#24443097 v~~29~~41

ALTEGRIS KKR COMMITMENTS MASTER FUND

By: /s/ Ken McGuire
Name: Ken McGuire
Title: Treasurer, Principal Accounting Officer

ALTEGRIS ADVISORS, L.L.C.

By: /s/ Ken McGuire
Name: Ken McGuire
Title: Co-President and Chief Operating Officer

STEPSTONE GROUP LP
By: StepStone Group Holdings LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE GROUP EUROPE LLP
By StepStone Europe Limited, its managing member

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE GROUP REAL ASSETS LP
By: StepStone Group Real Assets Holdings LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

#24443097 v2941

STEPSTONE GROUP REAL ESTATE LP
By: StepStone Group Real Estate Holdings LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

CGR/PE, LLC
By: StepStone Group LP, its manager
By: StepStone Group Holdings LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE AMP OPPORTUNITIES FUND, L.P.
By: StepStone AMP (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011
By StepStone Atlantic (GP), L.P., its general partner
By StepStone Atlantic Holdings (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY MARKETS SERIES 1 2014
By: StepStone Atlantic (GP), L.P., its general partner
By: StepStone Atlantic Holdings (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment

-51-

Title: Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III, L.P.
By: StepStone Capital III (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.
By: StepStone Capital III (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

~~STEPSTONE EUROPEAN FUND SICAV-FIS, SCS – STEPSTONE CAPITAL PARTNERS III COMPARTMENT~~**SCP III Holding SCS**
By: StepStone European Fund GP S.à r.l., its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FERRO OPPORTUNITIES FUND, L.P.
By: StepStone Ferro (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.
By: StepStone K Opportunities (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

-52-

STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.
By: StepStone Secondaries II (GP), LLC, its general partner

By: /s/ Jason Ment___
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.
By: StepStone Secondaries II (GP), LLC, its general partner

By: /s/ Jason Ment
~~Name: Jason Ment~~
~~Title: Partner and General Counsel~~

~~STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P.~~
~~By StepStone UWF Secondaries (GP), L.P., its general partner~~
~~By StepStone UWF Holdings (GP), LLC, its general partner~~

~~By: /s/ Jason Ment~~
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS,
~~L.P.~~**SCSp**

By: StepStone Secondaries III (GP), ~~LLC~~**S.à r.l.**, its general partner

By: /s/ Jason Ment

Name: Jason Ment

Title: Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.
By: StepStone Secondaries III (GP), LLC, its general partner

-53-

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE ~~KF PRIVATE EQUITY~~**UWF SECONDARY OPPORTUNITIES** FUND, L.P.
By**:** StepStone ~~KF~~**UWF Secondaries (GP), L.P., its general partner**
By: StepStone UWF Holdings (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE KF INFRASTRUCTURE FUND, L.P.
By ~~-~~**:** StepStone KF (GP), LLC, its general partner

By: /s/ Jason Ment

Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE KF PRIVATE EQUITY FUND, L.P.
By: StepStone KF (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS INFRASTRUCTURE FUND, L.P.
By: StepStone NPS Siera (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS PRIVATE EQUITY FUND, L.P.

-54-

By: StepStone NPS PE (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE Rivas PRIVATE EQUITY FUND, L.P.
By: StepStone Rivas (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FSS OPPORTUNITIES FUND, L.P.
By: StepStone FSS (GP), LLC, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

LEXINGTON C/RE, LLC
By: StepStone Group Real Estate LP, its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE REAL ESTATE PARTNERS III, L.P.
By: StepStone REP III (GP), its general partner

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

#24443097 v2941

STEPSTONE AMP (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE ATLANTIC (GP), L.P.

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE CAPITAL III (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE EUROPEAN FUND GP S.À R.L.

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FERRO (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE K OPPORTUNITIES (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARIES II (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARIES III (GP), S.À R.L.

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARIES III (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE UWF SECONDARIES (GP), L.P.

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

#24443097 v2941

STEPSTONE KF (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS SIERA (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS PE (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE RIVAS (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FSS (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE REP III (GP), LLC

By: /s/ Jason Ment
Name: Jason Ment

Title: Partner and General Counsel

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated ~~October 2, 2015~~**April 29, 2016** for and on behalf of Altegris KKR Commitments Master Fund **and Altegris Advisors, L.L.C.** and that all actions necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken. The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

ALTEGRIS ADVISORS, L.L.C.

By: /s/ Ken McGuire
Name: Ken McGuire
Title: **President and** Chief Operating Officer

#24443097 v~~29~~41

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated ~~October 2, 2015~~**April 29, 2016** for and on behalf of StepStone Group LP~~, StepStone Group Europe LLP~~, StepStone Group Real Assets LP, StepStone Group Real Estate LP, CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P.,~~StepStone Atlantic Fund, L.P. – Infrastructure Series 1 2011,~~ StepStone Atlantic Fund, L.P. – Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., ~~StepStone European Fund SICAV-FIS, SCS – StepStone Capital Partners III Compartment~~**SCP III Holding SCS**, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., ~~StepStone UWF Secondary Opportunities Fund, L.P., StepStone Secondary Opportunities Fund, III, L.P.,~~ StepStone Secondary Opportunities Fund III Offshore Holdings, **SCSp, StepStone Secondary Opportunities Fund, III, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone KF Infrastructure Fund,** L.P., StepStone KF Private Equity Fund, L.P., ~~and~~ StepStone ~~KF~~**NPS** Infrastructure Fund, L.P.**, StepStone NPS Private Equity Fund, L.P., StepStone Rivas Private Equity Fund, L.P., StepStone FSS Opportunities Fund, L.P., Lexington C/RE, LLC, and StepStone Real Estate Partners III, L.P., StepStone AMP (GP), LLC, StepStone Atlantic (GP), L.P., StepStone Capital III (GP), LLC, StepStone European Fund GP S.à r.l., StepStone Ferro (GP), LLC, StepStone K Opportunities (GP), LLC, StepStone Secondaries II (GP), LLC, StepStone Secondaries III (GP), S.à r.l., StepStone Secondaries III (GP), LLC, StepStone UWF Secondaries (GP), L.P., StepStone KF (GP), LLC, StepStone NPS Siera (GP), LLC, StepStone NPS PE (GP), LLC, StepStone Rivas (GP), LLC, StepStone FSS (GP), LLC, StepStone REP III (GP), LLC** and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jason Ment
Jason Ment
Partner and General Counsel

Document comparison by Workshare Compare on Thursday, April 28, 2016 7:18:16 PM

Input:	
Document 1 ID	interwovenSite://PHDMS/Active/24443097/29
Description	#24443097v29<Active> - Stepstone 17d SEC exemptive request 10 6 2015
Document 2 ID	interwovenSite://PHDMS/Active/24443097/41
Description	#24443097v41<Active> - Stepstone 17d SEC exemptive request 2016 April
Rendering set	PH Standard

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